
INSPIRED BY ACTUAL EVENTS
SILENT AS THE GRAVE
EVERY FAMILY HAS ITS SECRETS

PROJECT PITCH

SILENT AS THE GRAVE is a mystery, crime/drama inspired by actual events.

Chris, an obsessive documentary filmmaker, battles powerful unknown forces as he investigates his Uncle Edgar's mysterious death, a tragedy that has plagued his family for decades.

In 1960, teenager Edgar Williams was killed in a freight elevator accident while at work. At least that's what everyone was led to believe. However, if that's true, why has someone been secretly placing flowers on his grave for all these years? Could it be his death was a cover up? If so, why? Who’s responsible? Who can be trusted? Chris sets out solve the mystery that has affected his relationship with his mother since childhood. Chris risks his life to uncover the truth and deliver justice for his Uncle, once and for all.

This thrilling mystery explores the dark side of the human condition, while offering hope in the midst of tragedy.

CHICAGO DAILY TRIBUNE: SATURDAY, DECEMBER 3, 1960

High School Student Found Dead in Elevator

Willard Tremble, 17, of 4808 S. Hermitage av., was found dead. yesterday with his head crushed in a freight elevator of the Rytina Baking company, 4629 S. Hermitage av. Police said the doors to the elevator were closed, and that there were no witnesses to the apparent accident. Tremble was a pupil at Gage Park High school and worked part time at the bakery as a handyman.


INSPIRED BY
ACTUAL EVENTS

SYNOPSIS

Chris Nowak (36), is a failing documentary filmmaker who is obsessed with his work. He lives in a quiet Chicago suburb with his wife Naomi who is pregnant with their first child. At a family get-together, Chris' aunt retells the story of Chris' Uncle Edgar (his mom's brother) who died in a bizarre accident when he was a teenager. Apparently some unknown person has been putting flowers on his grave for years and there has been whispered talk in the family that his death was not really an accident. Against his mother and wife's wishes, Chris sets out to pursue this as his next documentary film.

His investigation leads him to the owners of the bakery on the gritty side of Chicago where Edgar had worked. At the bakery, Chris meets Madelyn Barkus (59), the wife of the owner, Stanley Barkus (75). Chris also goes to the cemetery where he speaks to a woman there who works in the office, but she has little information to offer. Later Chris returns and plants a hidden camera in an attempt to uncover the mysterious person responsible for the grave flowers.

Chris is assaulted by two thugs who tell him to lay off the investigation. Naomi is becoming increasingly agitated about Chris' obsession with the case and the danger he's putting their family in. Chris then discovers that Edgar had a secret girlfriend named Patricia Kowalski. Eventually Chris will discover that this is the woman he met at the cemetary office. Then Chris' hidden camera is found and he is arrested for trespassing. Naomi refuses to bail him out.

Out on bond and full of desperation, Chris returns to the bakery, confronts Stanley at gunpoint and the truth is revealed. As a teen, Stanley and Edgar worked together at the bakery. Stanley discovered that Edgar had gotten his girlfriend pregnant. Stanley holds this information over Edgar and taunts him with it. One day, he dares Edgar to jump into the industrial elevator just before the heavy door came down. Edgar reluctantly takes the dare and is crushed and killed. Stanley's family paid off Edgar's family to suppress this information. Stanley married Edgar's girlfriend and adopted her child, Madelyn. But Madelyn doesn't know the truth yet. Stanley begs Chris not to ruin his family by revealing this dark secret. Convicted about his own tenuous family situation, Chris relents.

Chris seeks reconciliation with Naomi but she's not ready. As Chris and his mom gather around Edgar's grave, she pleads for forgiveness, for keeping this secret from their family all these years. Soon thereafter, Stanley, Patricia and Madelyn approach Edgar's grave. Chris' mother offers forgiveness to Stanley, the man who killed her brother. Chris has solved the mystery but his pursuit may have cost him his marriage.

Production Information

GENRE	Mystery, Drama
BUDGET	$175,000
PRODUCTION	4 Weeks (Soft Prep) 10 Weeks Pre-Production 5 Weeks (30 Day Shoot) 16 Weeks Post-Production
LOCATIONS	Chicago, IL & Surrounding Suburbs
START DATE	January 2020

Producers



BILL CARROLL

Bill Carroll has been the production development manager at Gateway Films/Vision Video since 2011. In that role he has served as associate producer or consulting producer on over 15 projects including narrative features such as Until Forever, and Redemption Way, documentaries including The Reformation: This Changed Everything and The Fantasy Makers, both of which have aired on PBS affiliates nationwide. He also consults on Christian History Institute's animated children's series, The Torchlighters: Heroes of the Faith. His role includes collaboration with writers and producers on script development, casting and editing.



BRAD PODOWSKI

Brad Podowski is an award-winning film producer. His debut feature, Redemption Way (2017), which he wrote, produced and co-directed, won the Bronze Crown award for best drama under $250,000 at the ICVM awards. In addition to producing and writing, Brad has several film credits in the camera and art department. He has been writing, shooting and producing film and video content for over 10 years. He is the owner of BP Video+, a corporate video production company. He also freelances as a camera operator and editor serving such clients as Subway, Allstate, Groupon and Deloitte.

CHARACTER SAMPLES

CHRIS NOWAK



Jake Gyllenhaal



Casey Affleck

NAOMI NOWAK



Jennifer Garner



Rachel Hendrix

CHARACTER SAMPLES

STANLEY BARKUS



Robert Duvall



Jon Voight

MADELYN BARKUS



Rene Russo



Sherilyn Fenn

CHARACTER SAMPLES

PATRICIA KOWALSKI


Faye Dunaway


Sissy Spacek

BURLEY MEN


Mike Starr


Steve Schirripa

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BUDGET: $150,000

WORLDWIDE GROSS: $1,776,935


INSPIRED BY TRUE EVENTS
"SUPERB - A MUST-SEE RIVETING, UNFORGETTABLE VIEWING" - Tim Grierson, Screen Daily
"SHATTERING A FASCINATING FILM." - Emmet Duff, Sound on Sight
"TAUT, GRIPPING THIS IS INTELLIGENT FILMMAKING" - Justin Chang, Variety
"CHILLINGLY BRILLIANT" - David Fear, Time Out NY
"BRILLIANT ONE OF THE MOST AUDACIOUS MOVIES OF 2012" - Jesse Hawthorne, San Francisco Bay Guardian
"SIGNIFICANT CEMENTS CRAIG ZOBEL'S PLACE AS A SERIOUS FILMMAKER WITH AN IMPORTANT VOICE." - Drew McWeeny, Hitfix
COMPLIANCE
"DEEPLY, VISCERALLY UNNERVING THE CAST HERE IS SO TERRIFIC" - Nathan Rabin, The Onion AV Club
"GRADE A. UTTERLY CAPTIVATING." - Britt Hayes, Gordon and the Whale

COMPLIANCE

BUDGET: $270,000

WORLDWIDE GROSS: $592,116

Source: www.boxofficemojo.com & www.imdb.com

Writer/Producer's Statement

The genesis of this project began shortly after I completed my debut feature film, Redemption Way, which I wrote, produced and co-directed. My aunt told me she had my next movie idea. She told me about her brother, my uncle, who died in a tragic freight elevator accident at work when he was 17. I heard this story many times growing up but what I didn't know was the many uncertainties surrounding his death. One in particular, was the fact that someone has been putting flowers on his gravesite for years and our family has no idea who it is. I immediately became fascinated with this real life mystery.

This story has a lot of meaning for me not only because of the significant family connection but also because of the themes it explores – the importance of family and the power of forgiveness. This film is meant to entertain and inspire; demonstrating that it is never too late to discover the truth and offer forgiveness.

Having received worldwide distribution for my debut feature, Redemption Way, and after winning the bronze award for best drama under $250,000 at the ICVM Film Festival, I believe I have the experience and resources necessary to produce another successful film project. In a sense, I have lived this story and know how to bring to life the characters and excitement of the mystery.

My vision for the film is to draw inspiration from such film noir classics such as "The Maltese Falcon", "Chinatown" and "The Third Man" while combining it with contemporary film language. We will be working within a neo-noir aesthetic.

CONTACT

BRAD PODOWSKI

WRITER/PRODUCER

9436 Pine Street, Mokena, IL 60448

(815) 272-5906

brad@bpvideoplus.com